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                                                                    EXHIBIT 99.1

     THIS AGREEMENT (the "Agreement") is entered into as of September 9, 1999, by and among VISTA EYECARE, INC., a Georgia corporation (the "Company"), ITC SERVICE COMPANY, a Delaware corporation ("ITC"), and CAMPBELL B. LANIER, III ("Lanier").

                              W I T N E S S E T H:

     WHEREAS, the Company entered into a Rights Agreement with Wachovia Bank of North Carolina, N.A. dated as of January 17, 1997, as subsequently amended (the "Rights Agreement"), pursuant to which the ownership of 15% or more shares of Common Stock by any Acquiring Person would trigger certain consequences; and

     WHEREAS, a group of which ITC and Lanier are members (the "13D Group") has previously requested of the Company that it be allowed to become the Beneficial Owner of up to 25% of the outstanding shares of Common Stock without triggering the provisions of the Rights Agreement, which request was granted by the Company on April 22, 1999; and

     WHEREAS, the Company has agreed to a further exception to the restrictions of the Rights Agreement to increase such amount to 28%, on the condition that ITC and Lanier enter into this Agreement providing for certain restrictions on the voting of certain of such shares;

     NOW, THEREFORE, in consideration of the foregoing premises and promises and other good and valuable consideration, the sufficiency of which is hereby acknowledged, the parties agree as follows:

          1.   Definitions

          A. Undefined Capitalized Terms. Undefined capitalized terms used in this Agreement (and the recitals thereto) shall have the meanings given to them in the Rights Agreement.

          B. Other. The following terms shall have the following meanings in this Agreement:

          "Covered Shares" means any Group Shares in excess of 25% of the outstanding shares of Common Stock, but the number of Covered Shares shall not exceed 3% of the outstanding shares of Common Stock.

          "Group Shares" means Common Stock of which the 13D Group is the Beneficial Owner.

          2. During such time as there exist any Covered Shares, ITC and Lanier agree to vote a number of shares of Common Stock owned by either of them equal to the number of such Covered Shares on any matters presented to the shareholders of the Company in the same ratio as all shares voted by any holders of Common Stock other than (a) any member of the 13D Group, and (b) any Affiliates and Associates of the 13D Group, which for purposes of this Paragraph of this Agreement shall include, without limitation, all directors and executive officers of ITC and ITC Holding Company, Inc., the parent corporation of ITC.

          3. Promptly upon the request of the Company, ITC and Lanier agree to irrevocably appoint the Company's designee as their lawful attorney and proxy with full power of substitution for and in their respective names to vote (in accordance with Paragraph 2 of this Agreement) shares owned


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by them equal to the number of Covered Shares, at all annual, special and other meetings of shareholders of the Company (or by written consent in lieu thereof) and at all other times the Covered Shares are required to be or may be voted. ITC and Lanier understand and agree that the appointment and proxy, if granted, will be irrevocable and coupled with an interest and will not terminate by operation of law. Any such appointment and proxy arrangement shall terminate (a) to the extent that shares of Common Stock cease to be Covered Shares or (b) as provided in Paragraph 4 of this Agreement.

          4. ITC and Lanier agree that they will not sell shares of Common Stock in an amount that would cause them to collectively own less than the number of Covered Shares without having first caused another person in the 13D Group to have duly executed and delivered to the Company a copy of this Agreement or a substantially similar agreement in form and substance satisfactory to the Company, covering a number of shares that together with the shares owned by ITC and Lanier would equal at least the number of Covered Shares. Upon the execution and delivery of such agreement, the appointment and proxy arrangement described in Paragraph 3 of this Agreement shall terminate with respect to the shares of Common Stock sold by ITC or Lanier.

          5. Nothing in this Agreement shall (a) be deemed an admission that any Person is or is not an Affiliate or Associate of any other Person or (b) preclude a Person from becoming or ceasing to be an Affiliate or Associate of any other Person. Neither this Agreement nor any of its terms shall create any implied or express obligation on the part of the Company to agree to make further exceptions or take any additional action under the Rights Agreement.

          6. All determinations as to the number of shares of Common Stock outstanding shall be made in accordance with the provisions of the Rights Agreement.

          7. This Agreement shall be governed by, and construed and enforced in accordance with, the laws of the State of Georgia, without regard to conflict of laws principles. This Agreement may be executed in several counterparts, each of which shall be deemed to be an original, and all of which together shall constitute one and the same Agreement. All of the terms, provisions and covenants of this Agreement shall be binding upon and inure to the benefit of and be enforceable by the parties to this Agreement and their respective successors and assigns.

          IN WITNESS WHEREOF, the undersigned have executed this Agreement as of the date first above written.



                           VISTA EYECARE, INC.

                           By: /s/ Mitchell Goodman
                              -------------------------------------
                           Title:  Senior Vice President
                                   --------------------------------

                           ITC SERVICE COMPANY

                           /s/ William H. Scott, III
                           ----------------------------------------
                           By:   William H. Scott, III
                           Title: President

                           /s/ Campbell B. Lanier, III
                           ----------------------------------------
                           CAMPBELL B. LANIER, III